UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Comission File Number 001-32535
Grupo Cibest S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

1Q26
GRUPO CIBEST (NYSE: CIB; BVC: CIBEST AND PFCIBEST) REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER OF 2026.

•On December 18, 2025, Grupo Cibest disclosed to the market the execution of a share purchase agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of the shares of Banistmo S.A. As a result, Banistmo S.A. must be classified as an Asset Held for Sale, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations, and given that it constitutes a significant line of business, it is presented as a Discontinued Operation. Once the criteria for classifying an asset or group of assets as held for sale are met, the Statement of Financial Position is not restated for prior periods; instead, the corresponding assets and liabilities are presented separately as of the classification date. Additionally, since the criteria for classification as a Discontinued Operation are met, the results of the discontinued operation must be presented separately from those of the continuing operations in the Income Statement, on a comparative basis for all periods presented, which implies restating prior periods.

•Net income attributable to shareholders for 1Q26 was COP 1.5 trillion. This figure represents an increase of 178.66% compared to the previous quarter and a decrease of 16.15% compared to 1Q25. The quarterly annualized return on equity (ROE) of Grupo Cibest was 14.89% for the quarter and 7.65% for the last 12 months.

•The net interest margin for 1Q26 was 7.03%, an increase of 27 basis points compared to 4Q25. Net interest income was COP 5.2 trillion, a 7.00% increase compared to 4Q25 and a 9.15% increase compared to 1Q25.

•Grupo Cibest gross loan portfolio reached COP 262 trillion, representing a 2.14% increase compared to the previous quarter and a 6.50% increase compared to 1Q25. The quarterly increase is mainly due to the performance of the commercial portfolio. Deposits closed 1Q26 at COP 272 trillion, a 2.76% increase compared to 4Q25 and 10.41% compared to 1Q25. The quarterly growth is mainly due to time deposits and savings accounts.

•Provision charges for 1Q26 amounted to COP 1.2 trillion, representing a 15.54% decrease compared to 4Q25 and a quarterly annualized cost of credit of 1.90%. The behavior of provision expenses is mainly explained by lower spending in the commercial segment, due to higher provision rates for specific clients in the previous quarter. This effect was partially offset by higher expenses associated with updating macroeconomic models. The 30-day past due loan ratio was 3.63% and 2.51% for 90 days.

•Shareholders’ equity attributable stood at COP 36.4 trillion as of March 31, 2026, representing an 8.50% decrease compared to the previous quarter and 10.48% compared to 1Q25. This quarterly change is primarily due to the shareholders' meeting's approval of the profit distribution.

•In terms of digital strategy, a positive trend is observed as of March 31, 2026, Bancolombia had 9.4 million active digital customers on the Mi Bancolombia app (measured over a 30-day period), as well as 28.7 million accounts on Nequi, of which 23.3 million were active.

•For the sole purpose of providing comparability for the analysis of the entity's performance in 1Q26, the document presents the statement of financial position and main indicators of Grupo Cibest as of 1Q26 compared with pro forma statements of previous quarters that exclude the accounting impacts derived from the Banistmo sale agreement.

May 4, 2026. Medellín, Colombia – Today, GRUPO CIBEST announced its financial results for the first quarter of 20261

____________________________________________________
1. This report presents the unaudited consolidated financial information of GRUPO CIBEST S.A. and its subsidiaries (“Grupo Cibest” “Cibest”), which it controls, among other reasons, by directly or indirectly owning more than 50% of the voting shares. This financial information has been prepared based on accounting records generated in accordance with International Financial Reporting Standards (IFRS) and is presented in nominal terms. The financial information for the quarter ended March 31 is not necessarily indicative of expected results for any other future period. For further information, please refer to the SEC website, where you can find company communications. www.sec.gov. PRECAUTIONARY NOTE REGARDING FORWARD-LOOKING DISCLOSURES: This press release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking disclosures made in this press release, in future filings, and in written or oral press releases involve risks and uncertainties. Consequently, factors such as changes in the general economic situation and business conditions, volatility in exchange rates and interest rates, the introduction of products that compete with those of the Cibest Business Group by other companies, lack of acceptance of new products or services by our target customers, changes in business strategy, and other factors may cause actual results to differ materially from those mentioned in such disclosures. CIBEST does not intend to, and assumes no obligation to, update these statements. Some figures included in this release have been subject to decimal rounding. Any reference to CIBEST or CIBEST BUSINESS GROUP should be understood as the Cibest Group together with its subsidiaries, unless otherwise specified. The comma (,) indicates the decimal separator and the period (.) indicates the thousands separator. Representative Market Rate: April 1, 2025, $3,660.10 = US$1

1

1Q26
GRUPO CIBEST: Summary of consolidated financial quarterly results
STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED

	Quarter			Change	Change As of
(COP million)	Pro Forma 1Q25	4Q25	1Q26	1Q26 / 4Q25	1Q26 / 1Q25
ASSETS
Net Loans	232,077,160	243,100,035	248,207,458	2.10%	6.95%
Investments	30,269,847	34,317,259	38,830,679	13.15%	28.28%
Other assets	101,778,304	102,335,086	102,106,340	(0.22)%	0.32%
Total assets	364,125,311	379,752,380	389,144,477	2.47%	6.87%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	246,104,535	264,413,956	271,721,894	2.76%	10.41%
Other liabilities	76,331,741	74,342,790	79,806,312	7.35%	4.55%
Total liabilities	322,436,276	338,756,746	351,528,206	3.77%	9.02%
Non-controlling interest	1,054,609	1,241,001	1,239,544	(0.12)%	17.54%
Shareholders' equity	40,634,426	39,754,633	36,376,727	(8.50)%	(10.48)%
Total liabilities and shareholders' equity	364,125,311	379,752,380	389,144,477	2.47%	6.87%

Interest income	7,772,337	7,789,175	8,253,120	5.96%	6.19%
Interest expense	(3,024,405)	(2,945,699)	(3,070,694)	4.24%	1.53%
Net interest income	4,747,932	4,843,476	5,182,426	7.00%	9.15%
Net provisions	(1,081,498)	(1,455,453)	(1,229,260)	(15.54)%	13.66%
Fees and income from service, net	961,246	1,261,931	1,251,076	(0.86)%	30.15%
Other operating income	827,558	1,098,870	854,727	(22.22)%	3.28%
Total Dividends received and equity method	135,882	314,695	130,810	(58.43)%	(3.73)%
Total operating expenses	(3,250,772)	(3,788,011)	(4,044,417)	6.77%	24.41%
Profit continued operations before tax	2,340,348	2,275,508	2,145,362	(5.72)%	(8.33)%
Income tax on continuing operations and taxes on prior periods of continuing operations	(667,752)	(687,351)	(709,536)	3.23%	6.26%
Net profit from continuing operations	1,672,596	1,588,157	1,435,826	(9.59)%	(14.16)%
Net profit from discontinued operations	92,179	(3,396,503)	50,053	101.47%	(45.70)%
Net income	1,764,775	(1,808,346)	1,485,879	182.17%	(15.80)%
Non-controlling interest	(27,111)	(44,088)	(28,768)	(34.75)%	6.11%
Net income attributable to equity holders of the Parent Company	1,737,664	(1,852,434)	1,457,111	178.66%	(16.15)%

2

1Q26
PRINCIPAL RATIOS

	Quarter
	Pro Forma 1Q25	Pro forma 4Q25	1Q26
PROFITABILITY
Net interest margin (1)	6.64%	6.76%	7.03%
Return on average total assets (2)	2.09%	(2.19)%	1.69%
Return on average shareholders´ equity (3)	16.26%	(17.71)%	14.89%
EFFICIENCY
Operating expenses to net operating income	48.72%	50.38%	54.51%
Operating expenses to average total assets	3.90%	4.49%	4.70%
Operating expenses to productive assets	4.55%	5.28%	5.48%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS	1.72	(2.07)	1.68
Net income per share $COP	1,807	(1,943)	1,535
P/BV ADS (4)	1.00	1.43	1.74
P/BV Local (5) (6)	1.11	1.66	2.22
P/E (7)	6.19	(8.34)	12.45
ADR price	40.20	63.61	72.81
Common share price (8)	47,000	69,200	84,900
Total shares outstanding	961,827,000	953,214,664	949,182,366
USD exchange rate (quarter end)	4,192	3,757	3,660
(1) Defined as net interest income divided by the monthly average of interest-bearing assets. (2) Defined as annualized quarterly net income divided by the monthly average of total assets. (3) Defined as annualized quarterly net income divided by the monthly average of equity. (4) Defined as the ADS price divided by its book value. (5) Defined as the common stock price divided by its book value. (6) Common stock prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarterly earnings. (8) Price at the end of the respective quarter.

3

1Q26
1. CONSOLIDATED STATEMENT OF FINANCIAL POSITION GRUPO CIBEST
1.1. Loan Portfolio
The following table summarizes Grupo Cibest’s total loan portfolio:
LOAN PORTFOLIO

	Quarter			Change
(COP million)	Pro Forma 1Q25	4Q25	1Q26	1Q26 / 4Q25	1Q26 / 4Q25	% of total loans
Commercial	164,856,775	168,141,363	172,228,283	2.43%	4.47%	65.78%
Consumer	49,100,191	52,765,204	53,284,494	0.98%	8.52%	20.35%
Mortgage	31,140,078	34,416,372	35,265,510	2.47%	13.25%	13.47%
Small Business	791,980	1,063,012	1,083,077	1.89%	36.76%	0.41%
Interests received in advance	(27,358)	(31,970)	(27,398)	(14.30)%	0.14%	(0.01)%
Total loan portfolio	245,861,665	256,353,980	261,833,967	2.14%	6.50%	100.00%
Allowance for loan losses	(13,784,504)	(13,253,946)	(13,626,508)	2.81%	(1.15)%
Total loans, net	232,077,161	243,100,034	248,207,459	2.10%	6.95%
During the first quarter of 2026, the gross loan portfolio reached a balance of COP 261,833 billion, representing quarterly growth of 2.14% and an annual increase of 6.50%.

This performance was primarily driven by the growth of the commercial portfolio, which registered an increase of 2.43% in the quarter and 4.47% compared with 1Q25, largely explained by the performance of Bancolombia S.A., with greater activity in the corporate and business segments. Banco Agricola stood out with the highest percentage growth, supported by higher lending in corporate and institutional banking segments, the same drivers behind BAM’s expansion.

The mortgage portfolio continued to show a positive trajectory, with growth of 2.47% compared to the previous quarter and an annual variation of 13.25%. This performance was primarily driven by Bancolombia S.A. In contrast, the mortgage portfolio in Central America showed less dynamism during the quarter.

Meanwhile, the consumer loan portfolio registered moderate growth during the quarter, with a 0.98% increase compared to 4Q25. This performance reflects a more challenging macroeconomic environment, which has led to a more cautious approach to loan origination and slower growth. Performance during the period was mainly driven by credit card, personal loans, payroll loans, and Nequi products. Year-over-year, the consumer loan portfolio grew by 8.52%, primarily due to the performance of Bancolombia S.A., demonstrating that, despite the slowdown observed during the quarter, the portfolio maintains positive growth compared to 1Q25.

At an individual level, Bancolombia S.A. reported quarterly growth of 3.25% in its gross loan portfolio. For its part, Banco Agricola recorded a quarterly increase of 2.52% (measured in USD), and Banco Agromercantil a quarterly increase of 1.07% in its portfolio (measured in USD).

For more details on portfolio coverage and quality, see section 2.5. Asset Quality and Provision Charges.

The following table shows the composition of Grupo Cibest's portfolio by type and currency:

4

1Q26

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3660.1 COP)	1Q26	1Q26 / 4Q25	1Q26	1Q26 / 4Q25	1Q26	1Q26 / 4Q25	1Q26	1Q26 / 4Q25
Commercial loans	135,267,451	3.30%	36,960,832	(0.63)%	10,098,312	2.01%	172,228,283	2.43%
Consumer loans	41,324,003	1.97%	11,960,491	(2.28)%	3,267,805	0.31%	53,284,494	0.98%
Mortgage loans	30,929,402	3.28%	4,336,108	(2.96)%	1,184,697	(0.39)%	35,265,510	2.47%
Small business loans	1,064,398	2.11%	18,679	(9.40)%	5,103	(7.00)%	1,083,077	1.89%
Gross loans	208,559,700	3.03%	53,274,266	(1.20)%	14,555,413	1.42%	261,833,967	2.14%
Loan portfolio breakdown by currency and region

1.2. Funding

At the close of 1Q26, customer deposits totaled COP 271,722 billion, representing 77.30% of total liabilities.

This balance increased 2.76% compared to 4Q25 and 10.41% compared to 1Q25. The quarterly growth is mainly explained by time deposits, especially treasury time deposits and digital time deposits, associated with the increase in interest rates due to expectations of a higher benchmark interest rate from the Central Bank. Savings accounts, meanwhile, grew primarily in the institutional segment, also driven by higher interest rates. In contrast, checking accounts showed a quarterly decrease, mainly in the government segment.

Demand deposits remained the main source of funding, accounting for 57.66% of total funding at quarter-end. However, their share declined compared to 4Q25, driven by lower contributions from both savings accounts, which decreased from 47.23% to 46.73%, and checking accounts, which fell from 11.40% to 10.94%. In contrast, time deposits gained a larger share of the funding mix, rising from 32.52% in 4Q25 to 33.61% in the current quarter, an increase mainly due to the higher interest rate offered by this type of deposit. The other funding components remained relatively stable during the period.

5

1Q26
FUNDING MIX

FUNDING MIX (COP Million)	Quarter
	Pro Forma 1Q25		4Q25		1Q26
Checking accounts	31,142,814	11.73%	32,125,941	11.40%	31,784,786	10.94%
Savings accounts	117,265,850	44.17%	133,128,722	47.23%	135,787,956	46.73%
Time deposits	92,760,081	34.94%	91,673,167	32.52%	97,659,302	33.61%
Other deposits	6,191,904	2.33%	8,162,173	2.90%	8,499,253	2.92%
Long term debt	8,375,110	3.15%	7,409,693	2.63%	7,450,619	2.56%
Loans with banks	9,722,516	3.66%	9,386,530	3.33%	9,406,316	3.24%
Total Funds	265,458,275	100.00%	281,886,226	100.00%	290,588,232	100.00%

1.3. Shareholders’ Equity

Equity attributable to shareholders at the end of 1Q26 was COP 36,377 billion, a decrease of 8.50% compared to 4Q25 and 10.48% compared to 1Q25. This quarterly and year-on-year change is explained by the approval of the profit distribution plan for COP 4.3 trillion on March 24th by the shareholders' meeting.

Likewise, reserves decreased 3.14% in the quarter, mainly attributed to the execution of the share buyback program approved by the extraordinary shareholders' meeting on June 9, 2025, for an amount of up to COP 1.35 trillion, the execution of which began on July 17, 2025. As of March 31, 2026, 50.54% of the approved amount had been executed, which is equivalent to 12,644,634 shares repurchased, of which 54.6% correspond to preferred shares, 40.6% to ADRs and 4.8% to ordinary shares.
2.INCOME STATEMENT GRUPO CIBEST

The first quarter of 2026 closed with a net profit of COP 1,457 billion, equivalent to COP 1,535 per share (USD 1.68 per ADR). This result was primarily driven by the performance of net interest income, due to higher loan portfolio returns. However, the profit for the period was impacted to a greater extent by a non-recurring effect associated with the accrual of the wealth tax under the new temporary wealth tax decree, established by Legislative Decree 0173 of February 24, 2026, issued by the National Government under the state of economic, social, and ecological emergency.

The quarterly annualized return on equity (ROE) of Grupo Cibest was 14.89% in the first quarter of 2026 and 7.65% for the last 12 months.
2.1.Net Interest Income & Net Interest Margin

Net interest income reached COP 5,182 billion in 1Q26, an increase of 7.00% compared to 4Q25 and 9.15% compared to 1Q25. This growth was mainly due to higher interest income resulting from increased returns on the consumer and mortgage loan portfolios, due to the increase in the Central Bank's benchmark interest rate.

While the higher interest rate exerted pressure on the cost of funds for savings accounts and time deposits at Bancolombia S.A., interest expenses grew at a slower pace than income generated by productive assets. This difference contributed positively to the expansion of net interest income during the quarter.

The annualized weighted average cost of deposits was 3.97% in 1Q26, representing an increase of 6 basis points compared to 4Q25.

The loan portfolio NIM stood at 7.84% during the quarter, representing an increase of 27 bps compared to 4Q25 and 60 bps compared to 1Q25, reflecting the greater expansion of asset returns relative to the cost of funds. Meanwhile, investment NIM reached 1.82%, an increase of 33 bps compared to 4Q25, explained by a larger average portfolio size and higher income from debt securities valuations. On an annual basis, there was a decrease of 86 bps compared to 1Q25, considering that during that period there were lower levels of devaluation in the zero-coupon yield curves. As a result, the consolidated NIM stood at 7.03%, an increase of 27 bps compared to 4Q25 and 39 bps compared to 1Q25.

6

1Q26

Portfolio yield by category	Quarter
	Pro Forma 1Q25	Pro Forma 4Q25	1Q26
Commercial Portfolio	11.26%	11.16%	11.05%
Consumer Portfolio	14.51%	14.97%	16.73%
Mortgages Portfolio	8.42%	9.19%	9.71%
Small Business Portfolio	17.73%	25.04%	25.71%
Total Portfolio	11.55%	11.73%	12.09%

Quarterly Annualized Net Interest Margin
Lending Net Interest Margin	7.24%	7.57%	7.84%
Investment Net Interest Margin	2.68%	1.49%	1.82%
Net interest margin (1)	6.64%	6.76%	7.03%
(1) Net interest margin and valuation income on financial instruments.

	Quarter
	Pro Forma 1Q25	Pro Forma 4Q25	1Q26
Checking accounts	0.29%	0.36%	0.33%
Saving accounts	2.14%	2.08%	2.26%
Time deposits	7.31%	7.82%	7.77%
Total deposits	3.93%	3.91%	3.97%

(1) Net interest margin and valuation income on financial instruments.
2.2.        Fees and Income from Services

Net income from fees and other services in 1Q26 was COP 1,251 billion, representing a 0.86% decrease compared to 4Q25 and a 30.15% increase compared to 1Q25.

Fee income registered a quarterly decrease of 9.68%, mainly due to slower growth in bancassurance and in fees associated with debit and credit card billing compared to 4Q25, a quarter that traditionally exhibits greater seasonality. However, strong performance was maintained in card issuance and distribution during 1Q26. This variation was partially offset by the improved performance of banking services at Bancolombia, related to electronic services, and at BAM, due to billing and transaction management services. On an annual basis, debit and credit card fees registered significant growth, which, along with the strong performance of banking and bancassurance services, drove an 11.83% increase in fee income compared to 1Q25.

Meanwhile, fee expenses decreased by 21.3% quarter-on-quarter and 9.33% year-on-year. The variation observed in both periods is mainly due to the reclassification of fee expenses related to sales, collections, and other services, which were reclassified as operating expenses, starting in 2026.

7

1Q26
*Figures in billions

2.3.        Other operating income

Total other operating income reached COP 854.7 billion in 1Q26, representing a 22.2% decrease compared to 4Q25. This quarter-over-quarter change was mainly attributable to lower income from foreign exchange derivatives due to greater devaluations of the swap curve, as well as lower foreign exchange gains reflecting the normalization of realization income from the foreign exchange portfolio, which had shown exceptional performance in the last quarter of 2025.

On an annual basis, this item registered a 3.28% increase, mainly due to improved performance of realization income compared to 1Q25.

Gains on the sale of assets declined on a quarter-over-quarter basis, primarily due to mark-to-market valuation income from investment funds recognized in 4Q25, which was not recorded in 1Q26.
2.4. Dividends received, and share of profits of equity method investees

Total dividends and other net income from equity investments closed at COP 131 billion in 1Q26, representing a decrease of 58.43% compared to 4Q25 and 3.73% compared to 1Q25. The quarterly variation is mainly explained by a base effect associated, on the one hand, with the partial recovery of the impairment recorded in the investment in Tuya S.A. during the last quarter of 2025 and, on the other hand, with the dividends received from Viva Malls, an investment vehicle included in the Colombia Real Estate Fund FIC, which were also recognized in 4Q25.
2.5.         Asset Quality and Provision Charges

At the end of 1Q26, the principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 9.237 billion, equivalent to 3.63% of the total gross portfolio, while 90-day past-due totaled COP 6.384 billion, representing 2.51%. The growth in the 30-day ratio is associated with consumer and mortgages, and the stronger origination activity in recent quarters. Despite the deterioration of macroeconomic expectations in Colombia, all portfolios showed resilient performance during the quarter.

The coverage, measured by the ratio of allowances for loan losses (principal) to past-due loans (30 days overdue), was 132.69% at the end of 1Q26, lower than the 1    34.41% recorded in 4Q25. Loan deterioration (new past-due loans including write-offs) totaled COP 1,290 billion, higher when compared to 4Q25. The increase in new NPL formation, consistent with the rise in the 30-day NPL ratio, is by origination dynamics tied to a strategy focused on higher risk-adjusted returns. In contrast, write-offs decreased during the quarter, continuing the trend observed in the previous period.

Provision charges (after recoveries) totaled COP 1,229 billion in the quarter, representing a 15.54% decrease compared to the previous quarter. This performance is explained by lower expenses associated with the commercial segment and certain specific clients, when compared with the previous quarter. In contrast, higher spending was observed due to the updated models, which incorporated a deterioration in Colombia's macroeconomic outlook for 2026.

8

1Q26

Provisions as a percentage of the average gross portfolio, quarterly annualized, was 1.90% in 1Q26 and 1.81% over the last 12 months, representing a decrease of 41 basis points compared to the previous quarter and an increase of 19 basis points compared to 1Q25. Loan loss provisions (for the principal) totaled COP 12,257 billion, representing coverage equivalent to 4.82% of the gross loan portfolio.

The performance of Stages 2 and 3, which remained stable during the quarter, demonstrates that the portfolio has responded adequately to the deterioration containment strategies derived from the risk appetite defined for the segments and sectors with the greatest exposure in recent years.

The following tables present the basic measures related to asset quality:

ASSET QUALITY

	Periods completed
(COP millions)	Pro Forma 1Q25	4Q25	1Q26
Total 30-day past due loans	9,918,448	8,888,196	9,237,279
Allowance for loan losses (1)	12,320,933	11,946,880	12,257,356
Past due loans to total loans	4.15%	3.57%	3.63%
Allowances to past due loans	124.22%	134.41%	132.69%
Allowance for loan losses as a percentage of total loans	5.15%	4.80%	4.82%
___________________
(1)Allowances for the principal of loans.

PDL PER CATEGORY

	% Of loan Portfolio	30 days
		Pro Forma 1Q25	4Q25	1Q26
Commercial loans	65.80%	3.01%	2.73%	2.71%
Consumer loans	20.40%	6.81%	5.12%	5.35%
Mortgage loans	13.50%	5.86%	5.10%	5.30%
Small Business loans	0.40%	6.29%	7.28%	8.26%
PDL TOTAL		4.15%	3.57%	3.63%

	% Of loan Portfolio	90 days
		Pro Forma 1Q25	4Q25	1Q26
Commercial loans	65.80%	2.55%	2.36%	2.33%
Consumer loans	20.40%	3.94%	2.90%	2.88%
Mortgage loans*	13.50%	2.78%	2.80%	2.77%
Small Business loans	0.40%	3.72%	3.94%	4.31%
PDL TOTAL		2.86%	2.54%	2.51%
________________________
*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

9

1Q26

LOANS BY STAGES

	4Q25			1Q26			1Q26 / 4Q25
	Loans	Allowances	% Coverage	Loans	Allowances	% Coverage	Loans	Allowances
Stage 1	230,529,201	2,009,090	0.87%	235,745,627	2,174,870	0.92%	2.26%	8.25%
Stage 2	13,291,069	2,277,512	17.14%	13,549,123	2,383,853	17.59%	1.94%	4.67%
Stage 3	12,533,711	8,967,344	71.55%	12,539,216	9,067,785	72.32%	0.04%	1.12%
Total	256,353,981	13,253,946	5.17%	261,833,966	13,626,508	5.20%	2.14%	2.81%
Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).
Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).
Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses)
2.6.        Operating Expenses

During 1Q26, operating expenses totaled COP 4,044 billion, representing an increase of 6.77% compared to 4Q25 and 24.41% compared to 1Q25. Operating efficiency closed at 54.51% in the quarter and 50.88% over the last 12 months..

Personnel expenses (salaries, employee benefits, and bonuses) totaled COP 1,554 billion in the quarter, representing an increase of 6.48% compared to 4Q25 and 10.18% compared to 1Q25. In both cases, the increase is mainly explained by the annual salary adjustment applied at Bancolombia S.A.

General expenses totaled COP 2,491 billion in the quarter, registering a 6.95% increase compared to the previous quarter and a 35.32% increase compared to 1Q25. Both increases are mainly explained by the provision for wealth tax, incurred in Bancolombia S.A. and the other Colombian subsidiaries in February, amounting to COP 374 billion. Other administrative expenses related to business transformation decreased in the first quarter due to seasonal effects, as these types of costs tend to increase gradually toward the end of the year. During the quarter, expenses associated with collections and customer service, previously recorded as commission expenses, were reclassified. The reclassified amount for the quarter totaled COP 102 billion. Going forward, these items will continue to be presented as operating expenses and not as commission expenses.

As of March 31, 2026, Grupo Cibest had 33,588 employees, 795 branches, 5,803 ATMs, 34,949 banking correspondents and more than 33 million customers.

*Figures in billions
2.7.        Taxes

Cibest Group's income tax expense was COP 710 billion, resulting in an effective tax rate of 33%. The increase in the effective rate was primarily due to the recognition of the wealth tax, established for legal entities by Decree 173 of February 24, 2016, issued within the framework of the economic, social, and ecological state of emergency declared on February 11, 2016. This tax is recognized in the accounting records as part of operating expenses; however, since it is not deductible for income tax purposes, it does not reduce the taxable base, thus increasing the effective tax rate for the period. Even so, the effective rate continues to reflect the combination of tax benefits in force in the different geographies where the Group operates, among which in Colombia the exempt income associated with

10

1Q26
the mortgage portfolio for social housing and investments in productive fixed assets stand out, as well as the tax benefits in Guatemala, El Salvador and Panama, related to exempt income from the returns of securities issued by those governments.
3.BREAK DOWN OF PRINCIPAL OPERATIONS
The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

In 2026, Colombia faces a complex environment marked by external and internal shocks. Globally, geopolitical conflicts have increased financial volatility through disruptions in energy supply and heightened risk aversion, while locally, fiscal deterioration and electoral uncertainty have put upward pressure on the sovereign risk premium. Against this backdrop, the economy has continued in a phase of macroeconomic stabilization, with GDP growth of 2.6% in 2025, primarily driven by household consumption and public spending. However, this growth has an unfavorable composition due to weaker private investment, which has kept the fixed investment rate low compared to pre-pandemic levels. Simultaneously, inflation has accelerated above 5% in the first months of 2026, fueled by a sharp increase in the minimum wage and risks associated with rising energy costs, increasing the likelihood that it will exceed 6% in the second half of the year. In response, the Central Bank has resumed a cycle of interest rate hikes, reaching 11.25%, prioritizing a contractionary and prudent stance aimed at containing inflationary pressures and anchoring expectations, despite divided opinions. All of this is occurring within a challenging fiscal framework, following the activation of the Fiscal Rule's escape clause, which has pushed the deficit to 6.4% of GDP and gross debt to nearly 65% of GDP by the end of 2025. Even so, the country is expected to gradually move toward greater stabilization of its main macroeconomic indicators.

In this context, Bancolombia S.A.'s loan portfolio grew 3.26% in 1Q26 compared to the previous quarter. This growth was primarily driven by the commercial loan portfolio, thanks to the dynamism of the corporate segment, especially in January, associated with clients who brought forward their loan applications in anticipation of a central bank increase in the benchmark interest rate. Additionally, disbursements increased due to the severance pay campaign, aimed at financing this benefit payment to employees. The consumer loan portfolio maintained positive performance, although at a slower pace than in previous quarters, with Nequi, personal loans, and payroll loans standing out. Meanwhile, the mortgage portfolio continued the positive growth trend observed over the previous two years.

Regarding deposits, the total balance increased by 3.133% during the quarter, mainly due to the stronger performance of time deposits, especially treasury certificates of deposit (CDs) and digital time deposits. This performance was associated with higher interest rates, amid expectations of a higher benchmark interest rate from the Central Bank of Colombia (Banco de la República). Savings accounts saw growth concentrated in the institutional segment, also driven by higher interest rates. In contrast, checking accounts experienced a quarterly decrease, primarily due to the government segment.

Bancolombia S.A.'s net income in 1Q26 reached COP 1.31 trillion, representing a 0.18% increase compared to 4Q25. Net interest income increased, mainly due to higher loan portfolio income, driven by a higher rate of return on the commercial loan portfolio. Income

11

1Q26
from consumer and mortgage loan portfolios also increased as a result of a higher average balance during the quarter. To a lesser extent, treasury income also increased, mainly due to higher income from debt securities valuations. This trend was partially offset by an increase in interest expenses, primarily resulting from higher interest rates on savings accounts and time deposits. The net interest margin (NIM) was 7.49% for 1Q26, compared to 7.04% in 4Q25.

Provision expenses decreased during the quarter, mainly due to lower spending in the corporate and SME segments. In contrast, higher expenses related to macroeconomic models were observed, as a result of updated risk models that incorporated new macroeconomic projections. These projections include a higher benchmark interest rate and inflation at year-end, as well as lower GDP growth expectations than previously estimated. The cost of credit stood at 1.97%, decreasing 29 basis points compared to 4Q25 due to a provision made in the previous quarter related to a deterioration in the macroeconomic outlook.

Net commissions registered a quarterly increase, mainly due to a greater reduction in expenses compared to income. This behavior is largely due to the reclassification of collection and telephone channel expenses to operating expenses. Within the latter, the strong performance of debit and credit card commissions stands out, associated with the increase in the number of cards issued.

Operating expenses increased compared to the previous quarter, primarily due to the provision for the wealth tax established by the national government.

Finally, the annualized quarterly ROE was 19.15% for the quarter.

The core solvency ratio was 11.14%, and the total solvency ratio was 13.15%. The decrease compared to the previous quarter is mainly due to dividends declared to Grupo Cibest.

The statement of financial position, income statement, and main indicators of Bancolombia S.A. are presented below. The 1Q26 cut-off is compared with pro forma figures from previous quarters, assuming the improvement of the corporate evolution towards Grupo Cibest in those cut-offs respectively, with the sole purpose of providing comparability for the analysis of the entity's performance in 1Q26.

STATEMENT OF FINANCIAL POSITION	Pro forma Quarter	Real
	1Q25	4Q25	1Q26
ASSETS
Cash and cash equivalents	13,344,089	19,254,247	17,929,859
Loan portfolio and leasing operations, net	184,621,327	197,618,844	204,022,436
Equity investments	8,014,928	8,659,796	8,383,836
Other assets	35,181,344	41,896,703	46,590,923
TOTAL ASSETS	241,161,688	267,429,590	276,927,055
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Customer deposits	185,175,224	207,080,500	213,557,944
Financial obligations	7,451,133	7,662,842	9,161,188
Other liabilities	24,942,501	25,267,340	28,024,796
TOTAL LIABILITIES	217,568,858	240,010,681	250,743,928
TOTAL SHAREHOLDERS' EQUITY	23,592,830	27,418,909	26,183,127
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	241,161,688	267,429,590	276,927,055

12

1Q26

INCOME STATEMENT	Pro forma Quarter	Real
	1Q25	4Q25	1Q26
Interest income and valuation allowance	6,472,948	6,530,306	7,109,489
Interest expense	(2,538,966)	(2,496,340)	(2,657,748)
Provisions and impairment, net	(877,789)	(1,155,992)	(1,046,325)
Fee and commission income, net	675,891	847,767	900,701
Other operating income, net	515,413	621,670	475,035
Equity method	298,108	373,618	269,947
Operating expenses	(2,413,974)	(2,853,375)	(2,803,662)
Wealth tax	—	0	(337,721)
Earnings before income tax	2,131,631	1,867,654	1,909,715
Income tax	(587,371)	(559,901)	(599,655)
Net income	1,544,260	1,307,753	1,310,061
Principal ratios Bancolombia S.A.

	Quarter
PRINCIPAL RATIOS BANCOLOMBIA S.A.	1Q25	4Q25	1Q26
PROFITABILITY
Net Interest Margin	7.33%	7.04%	7.49%
Lending NIM	7.95%	7.94%	8.29%
Investment NIM,Debt Securities and Derivatives	2.60%	0.48%	1.74%
ROA	2.56%	2.00%	1.93%
ROE	23.95%	19.50%	19.15%

EFFICIENCY
Financial Efficiency	44.51%	48.52%	51.43%
Operational Efficiency	4.01%	4.00%	4.62%

ASSET QUALITY
30 Day PDL	4.62%	3.89%	3.93%
30 Day PDL Coverage	123.39%	133.61%	132.02%
90 Day PDL	3.26%	2.83%	2.75%
90 Day PDL Coverage	174.75%	183.14%	188.96%
Cost of Risk	1.81%	2.26%	1.97%

SOLVENCY RATIO (COP millions)	Pro forma Quarter	Real Quarter
	1Q25	4Q25	1Q26
Technical Equity	25,805,125	29,431,196	27,963,363
Basic Solvency	10.56%	12.22%	11.14%
Total Solvency	13.25%	14.40%	13.15%
Risk-weighted assets	156,471,474	164,846,644	169,102,398
Total Market Risk	16,016,179	11,646,174	13,066,628
Total Operational Risk	22,245,364	27,829,268	30,494,517

13

1Q26
BANAGRICOLA- EL SALVADOR

Economic activity in El Salvador saw a marked acceleration in growth last year, reaching 3.9% from 2.6% in 2024. This performance was driven by a 24.7% increase in construction, boosted by the ongoing implementation of more than 120 infrastructure projects expected to be completed around 2028-2030. Regarding prices, although inflation has remained low in recent years, pressures from higher fuel and fertilizer prices could lead to temporary increases in costs for both consumers and producers. In the external sector, an expected slowdown in remittances starting this year could limit households' ability to further increase their consumption; meanwhile, exports could benefit somewhat from the tariff agreement reached with the United States, which puts the country in a better position relative to its main competitors. However, uncertainty remains regarding the evolution of the conflict in the Middle East and the disruptions it may cause to international trade. Therefore, the most optimistic growth forecasts for the country are based primarily on favorable domestic dynamics, thanks to the positive spillover effects of the construction sector on private employment, financial activities, and commerce—a trend expected to continue throughout the forecast period.

Against this backdrop, Banco Agrícola's loan portfolio closed the quarter with 2.52% growth (measured in USD), driven by the commercial loan portfolio, particularly in the corporate, construction, institutional, and business segments, reflecting increased lending activity in larger-scale transactions. Additionally, the growth in the consumer loan portfolio was mainly due to personal loans and credit cards, associated with greater use of these products by individual customers. On the deposit side, growth was also recorded, driven by improved performance in savings accounts for both individuals and businesses, as well as increased use of digital channels. Current accounts increased, driven by higher balances in the institutional and government segments. In contrast, time deposits decreased, associated with slower activity in the corporate segment in response to adjustments in deposit rates.

Banco Agrícola's net income for 1Q26 was COP 118.5 billion, a 23.33% decrease compared to 4Q25. Net interest income decreased compared to the previous quarter, primarily due to lower income from treasury operations related to the normalization of positive valuations recorded in the previous quarter and lower yields on sovereign bonds. On the expenses side, a decrease was observed, associated with lower costs for time deposits. The net interest margin for 1Q26 was 6.90%, representing a decrease of 107 basis points compared to 4Q25.

Net provisions for the period increased, associated with lower recoveries in the collection management of portfolios with a higher risk appetite in the retail segment. Consequently, the cost of credit was 2.02% for the quarter, an increase compared to 4Q25. Provisioning trends are aligned with the increase in non-performing loan levels across higher-risk portfolios. However, these levels remain within the bank’s risk appetite.

Net commissions decreased, primarily due to lower revenues from credit and debit cards, as well as remittances, and a base effect resulting from a reclassification of other income to commission income in 4Q25, which was normalized in 1Q26.

Operating expenses also decreased compared to the previous quarter, mainly due to lower overhead costs. This is largely attributable to the normalization of amortization and depreciation, which typically peak in the fourth quarter, associated with the activation of development projects and other non-recurring accounting entries. Additionally, maintenance expenses decreased.

Finally, the annualized quarterly ROE was 20.53%.

The total solvency ratio was 13.60%. The increase compared to the previous quarter is mainly due to the appropriation of retained earnings and current-quarter earnings.

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1Q26

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q25	4Q25	1Q26	1Q26 / 4Q25	1Q26/ 1Q25
ASSETS
Gross loans	18.052.091	17,740,830	17,718,470	(0.13)%	(1.85)%
Allowances for loans	(560,656)	(557,515)	(555,340)	(0.39)%	(0.95)%
Net Investments	4,148,720	4,079,879	4,069,178	(0.26)%	(1.92)%
Other assets	5,062,786	4,619,529	4,794,851	3.80%	(5.29)%
Total assets	26,702,940	25,882,723	26,027,159	0.56%	(2.53)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	21.303.465	21,299,460	21.620.039	1.51%	1.49%
Other liabilities	2,608,616	2,118,623	2,155,919	1.76%	(17.35)%
Total liabilities	23,912,081	23,418,083	23,775,957	1.53%	(0.57)%
Non-controlling interest	47,631	50,632	46,499	(8.16)%	(2.38)%
Stockholders’ equity attributable to the owners of the parent company	2,743,229	2,414,009	2,204,703	(8.67)%	(19.63)%
Total liabilities and shareholders’ equity	26,702,940	25,882,723	26,027,159	0.56%	(2.53)%

Interest income	494,800	541,341	476,158	(12.04)%	(3.77)%
Interest expense	(112,513)	(107,198)	(100,960)	(5.82)%	(10.27)%
Net interest income	382,287	434,143	375,198	(13.58)%	(1.85)%
Net provisions	(60,500)	(80,833)	(89,829)	11.13%	48.48%
Fees and income from service, net	75,599	103,721	76,887	(25.87)%	1.70%
Other operating income	19,483	(6,716)	8,143	(221.25)%	(58.20)%
Total operating expense	(218,643)	(250,137)	(220,466)	(11.86)%	0.83%
Profit before tax	198,226	200,177	149,934	(25.10)%	(24.36)%
Income tax	(42,107)	(42,692)	(29,162)	(31.69)%	(30.74)%
Net income before non-controlling interest	156,119	157,484	120,772	(23.31)%	(22.64)%
Non-controlling interest	2,945	2,908	2,265	(22.11)%	(23.10)%
Net income	153,174	154,577	118,507	(23.33)%	(22.63)%
(1) Corresponds to the results of Banagrícola and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

PRINCIPAL RATIOS	Quarter
	1Q25	4Q25	1Q26
NIM	6.96%	7.96%	6.90%
ROE	22.73%	23.62%	20.53%
ROA	2.34%	2.33%	1.82%
CoR	1.34%	1.83%	2.02%
Financial Efficiency	45.80%	47.09%	47.90%
Total Solvency	13.62%	13.57%	13.60%
30 Day PDL	1.80%	1.77%	1.92%
30 Day PDL Coverage	153.84%	159.81%	147.47%
90 Day PDL	0.92%	0.93%	0.87%
90 Day PDL Coverage	302.89%	304.59%	326.64%

15

1Q26
GRUPO AGROMERCANTIL HOLDING – GUATEMALA

The country has shown one of the best performances in the Central American region in recent years, driven by solid growth in financial activities and resilient exports, with the economy expanding by 4.3% last year. On the price front, although inflation has consistently remained below the Bank of Guatemala's 4.0% target, rising energy prices stemming from the conflict in the Middle East are expected to put upward pressure on the indicator in the short term. Looking ahead, the economy is expected to maintain a favorable trajectory, as increased investment in infrastructure projects and tourism offset the potential reduction in remittances resulting from a more restrictive immigration policy in the United States. In line with this outlook, President Arévalo's administration has demonstrated a greater willingness to increase spending on infrastructure and social programs, and it is estimated that public administration spending will provide an additional boost to growth. However, it is important to highlight that Guatemala has historically been characterized by its fiscal strength and that, while there are plans to expand spending, a slight deterioration in public finances over the next few years would not be perceived as an alarming factor by analysts and rating agencies. Finally, in this context, Fitch Ratings raised the country's rating to BB+ last October, placing it one step away from achieving investment grade with the three major agencies, a decision anticipated to be made this year.

BAM's loan portfolio closed 1Q26 with a 1.07% increase in USD terms, explained by greater lending activity in commercial transactions. In consumer lending, personal loans registered a decrease driven by a more cautious lending appetite, partially offset by the strong performance of credit cards and other products. Meanwhile, the mortgage portfolio showed a decrease. As for deposits, savings and checking accounts showed positive growth. While time deposits declined, primarily in the institutional segment.

BAM's net income for 1Q26 was COP 81.8 billion, representing a 300.09% increase compared to the previous quarter.

Net interest income decreased by 5.21% quarter-on-quarter, primarily due to lower portfolio income associated with a shorter accrual period, the aforementioned dynamics of the consumer portfolio, and lower treasury income from the valuation of securities with the Government of Guatemala. Meanwhile, interest expenses decreased by 11.36%, explained by lower costs on time deposits, in line with their lower balance and maturities in the institutional segment, as well as lower interest on loans from financial institutions following amortizations made during the quarter.

Provisioning performance at BAM reflected the improvement in asset quality, as both 30-day and 90-day NPL ratios declined. Provision expenses decreased compared to the previous quarter, as a result of less impairment pressure, mainly in personal loans. In this context, the cost of credit for 1Q26 was 1.63%, decreasing compared to 4Q25 and 1Q25.

Fees contributed positively to income generation, mainly associated with syndicated loans and structured transactions.

Operating expenses decreased compared to the previous quarter, driven by lower labor costs associated with plant optimization, as well as a reduction in overhead expenses, particularly depreciation and marketing, along with efficiencies resulting from the optimization of the operating structure.

Finally, the annualized quarterly ROE was 16.21%.

The core solvency ratio was 7.26%, and the total solvency ratio was 12.49%. The decrease compared to the previous quarter was mainly due to dividends declared and approved.

16

1Q26
STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	1Q25	4Q25	1Q26	1Q26 / 4Q25	1Q26 / 1Q25
ASSETS
Gross loans	20,224,336	18,335,468	18,053,188	(1.54)%	(10.74)%
Allowances for loans	(959,125)	(836,623)	(787,790)	(5.84)%	(17.86)%
Net Investments	2,553,753	2,678,628	2,371,087	(11.48)%	(7.15)%
Other assets	4,185,643	4,127,240	3,595,120	(12.89)%	(14.11)%
Total assets	26,004,607	24,304,713	23,231,606	(4.42)%	(10.66)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	18,785,092	18,031,181	17,798,771	(1.29)%	(5.25)%
Other liabilities	5,001,123	4,191,598	3,462,781	(17.39)%	(30.76)%
Total liabilities	23,786,215	22,222,779	21,261,551	(4.33)%	(10.61)%
Non-controlling interest	49,423	47,701	46,480	(2.56)%	(5.95)%
Stockholders’ equity attributable to the owners of the parent company	2,168,969	2,034,233	1,923,574	(5.44)%	(11.31)%
Total liabilities and shareholders’ equity	26,004,607	24,304,713	23,231,606	(4.42)%	(10.66)%

Interest income	512,737	481,936	441,991	(8.29)%	(13.80)%
Interest expense	(252,847)	(241,129)	(213,738)	(11.36)%	(15.47)%
Net interest income	259,890	240,807	228,254	(5.21)%	(12.17)%
Net provisions	(113,873)	(106,516)	(74,381)	(30.17)%	(34.68)%
Fees and income from service, net	27,506	39,295	59,692	51.91%	117.01%
Other operating income	26,007	36,549	31,633	(13.45)%	21.63%
Total operating expense	(179,169)	(180,122)	(142,328)	(20.98)%	(20.56)%
Profit before tax	20,362	30,013	102,870	242.75%	405.22%
Income tax	1,349	(8,227)	(19,905)	141.96%	(1,575.74)%
Net income before non-controlling interest	21,710	21,786	82,965	280.81%	282.14%
Non-controlling interest	864	1,349	1,195	(11.42)%	38.31%
Net income	20,847	20,438	81,770	300.09%	292.24%
(1) Corresponds to the results of Grupo Agromercantil Holding and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

	Quarter
PRINCIPAL RATIOS	1Q25	4Q25	1Q26
NIM	4.58%	4.48%	4.42%
ROE	3.82%	3.97%	16.21%
ROA	0.32%	0.33%	1.37%
CoR	2.24%	2.24%	1.63%
Financial Efficiency	57.17%	56.88%	44.54%
Basic Solvency	7.62%	7.54%	7.26%
Total Solvency	13.64%	13.51%	12.49%
30 Day PDL	3.69%	3.30%	3.09%
30 Day PDL Coverage	115.67%	123.66%	125.48%
90 Day PDL	2.08%	2.17%	2.03%
90 Day PDL Coverage	205.37%	188.42%	190.74%

17

1Q26
BANISTMO- PANAMA

Panama's economy grew by 4.4% in 2025, exceeding our forecast of 4.1%. This performance continues to be driven by the productive activity of the logistics sector, led by the Panama Canal, whose operations efficiently weathered the pressures on international trade generated by US tariff policy. Household consumption supported the trade and financial sectors, which ended the year with growth of 3.6% and 5.2%, respectively. Tourism remained robust, boosting restaurant and hotel production to 5.9%, while construction showed a recovery during the last quarter of the year, reaching an expansion of 2.7%. As such, both the IMF and the World Bank maintain optimistic projections for the Panamanian economy: the IMF forecasts growth of 3.8% for 2026, while the World Bank projects 3.9%.

In this context, Banistmo’s loan portfolio ended the quarter with a 1.50% decrease, measured in U.S. dollar terms. This performance reflects contractions in both the commercial and mortgage portfolios.The mortgage portfolio also declined, as loan disbursements during the period did not offset repayments and amortizations. In contrast, the consumer portfolio showed growth, mainly driven by the performance of general-purpose loans and auto loans.Regarding deposits, balances increased, primarily reflecting higher levels in both time and demand deposits.Time deposits increased mainly in the retail and SME segments, while demand deposits showed improved performance, driven by savings and checking accounts, particularly within the retail, preferred and corporate segments.

Banistmo's net income for 1Q26 was COP 100.6 billion, representing a 129.28% increase compared to the previous quarter. Net interest income decreased, primarily due to lower interest income, which fell as a result of reduced loan portfolio income, affected by a lower average loan volume. This performance was partially offset by a greater contribution from the treasury portfolio, driven by liquidity operations. Meanwhile, interest expenses decreased, associated with lower costs on time deposits and bonds. The net interest margin for 1Q26 was 3.03%, slightly lower than the 3.05% recorded in 4Q25.

Regarding net loan loss provisions, there was a decrease compared to the previous quarter, mainly due to a seasonal effect associated with the suspension of personal loan repayments at year-end, which allowed the period to begin with lower delinquency rates and provisioning requirements. This performance was partially offset by a one-off increase resulting from the deterioration of a client in the corporate segment.

Operating expenses decreased compared to the previous quarter, primarily due to lower overhead costs associated with reductions in fees, professional services, marketing, and other operating expenses, as well as the exclusion of amortization and depreciation expenses in accordance with regulations applicable to discontinued operations. Additionally, there was a decrease in bonuses due to adjustments in provisions, which was partially offset by an increase in labor expenses related to higher salary costs.

Finally, the annualized quarterly ROE was 8.97%.

The core solvency ratio was 13.14%, and the total solvency ratio was 15.01%. The increase compared to the previous quarter is mainly due to the decrease in the loan portfolio.

18

1Q26

STATEMENT OF FINANCIAL POSITION AND INCOME STATEMENT, CONSOLIDATED (1)

	Quarter			Change
(COP million)	1Q25	4Q25	1Q26	1Q26 / 4Q25	1Q26 / 1Q25
ASSETS
Gross loans	32,661,341	28,853,418	27,687,277	(4.04)%	(15.23)%
Allowances for loans	(1,748,298)	(1,420,269)	(1,354,930)	(4.60)%	(22.50)%
Net Investments	6,127,140	6,346,573	6,014,804	(5.23)%	(1.83)%
Other assets	4,718,949	5,756,466	5,943,878	3.26%	25.96%
Total assets	41,759,133	39,536,188	38,291,028	(3.15)%	(8.31)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	29,960,745	27,358,223	26,815,103	(1.99)%	(10.50)%
Other liabilities	7,115,616	7,699,021	7,007,509	(8.98)%	(1.52)%
Total liabilities	37,076,361	35,057,244	33,822,613	(3.52)%	(8.78)%
Shareholders’ equity	4,682,771	4,478,944	4,468,416	(0.24)%	(4.58)%
Total liabilities and shareholders’ equity	41,759,133	39,536,188	38,291,028	(3.15)%	(8.31)%

Interest income	642,020	599,944	562,441	(6.25)%	(12.40)%
Interest expense	(332,070)	(318,273)	(290,973)	(8.58)%	(12.38)%
Net interest income	309,950	281,671	271,468	(3.62)%	(12.42)%
Net provisions	(18,051)	(111,030)	(61,223)	(44.86)%	239.16%
Fees and income from service, net	55,453	71,499	57,373	(19.76)%	3.46%
Other operating income	13,992	4,599	11,742	155.31%	(16.08)%
Total operating expense	(243,657)	(200,261)	(164,412)	(17.90)%	(32.52)%
Profit before tax	117,687	46,478	114,948	147.32%	(2.33)%
Income tax	(31,160)	(2,590)	(14,323)	453.02%	(54.03)%
Net income	86,527	43,888	100,625	129.28%	16.29%

(1) Corresponds to the results of Banistmo and its subsidiaries before eliminating intercompany transactions with other Grupo Cibest companies

PRINCIPAL RATIOS	Quarter
	1Q25	4Q25	1Q26
NIM	3.11%	3.05%	3.03%
ROE	7.39%	3.86%	8.97%
ROA	0.81%	0.44%	1.03%
CoR	0.22%	1.49%	0.86%
Financial Efficiency	64.22%	55.97%	48.27%
Basic Solvency	12.00%	12.20%	13.14%
Total Solvency	13.84%	13.99%	15.01%
30 Day PDL	8.30%	8.94%	8.88%
30 Day PDL Coverage	62.52%	52.77%	52.75%
90 Day PDL	5.50%	6.45%	6.64%
90 Day PDL Coverage	94.36%	73.10%	70.52%

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1Q26
4.Grupo Cibest Company Description (NYSE: CIB, BVC: CIBEST Y PFCIBEST)

Grupo Cibest is a conglomerate of financial institutions and complementary businesses that offers a broad portfolio of products and services to a diversified base of over 33 million entities and individual clients. Grupo Cibest distributes its products and services through a regional platform comprising the largest private banking network in Colombia, with further presence in the Central American market through El Salvador's leading financial group, as well as international banking subsidiaries and local licenses in Panama, Guatemala, and Puerto Rico. BANCOLOMBIA and its business lines provide brokerage services, investment banking, financial leasing, factoring, consumer credit, fiduciary services, asset management, among others.

Contact Information
Grupo Cibest Investor Relations
Phone:	(601) 4885371
E-mail:	IR@Grupocibest.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupocibest.com/Investor-relations

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION				Change
(COP million)	Pro Forma 1Q25	4Q25	1Q25	1Q26 / 4Q25	1Q26 / 1Q25
ASSETS
Cash	19,524,733	22,805,635	23,328,117	2.29%	19.48%
Interbank Transfers	3,169,444	2,437,175	3,074,934	26.17%	(2.98)%
Repos	3,402,839	4,673,590	2,923,357	(37.45)%	(14.09)%
Investments in Financial Assets	30,269,847	34,317,259	38,830,679	13.15%	28.28%
Derivative Financial Instruments	2,520,920	4,417,863	4,838,098	9.51%	91.92%
Customer Loan Portfolio	245,861,664	256,353,981	261,833,966	2.14%	6.50%
Provision for Impairment of Loan Portfolio and Financial Leasing Operations	(13,784,504)	(13,253,946)	(13,626,508)	2.81%	(1.15)%
Investments in Associates and Joint Ventures	2,962,639	3,311,506	3,342,757	0.94%	12.83%
Intangible Assets and Goodwill, Net	2,721,602	2,537,180	2,487,919	(1.94)%	(8.59)%
Property and Equipment, Net	5,599,830	5,406,874	5,301,221	(1.95)%	(5.33)%
Investment Properties	5,608,037	6,595,407	6,407,375	(2.85)%	14.25%
Right-of-Use Property and Equipment	1,308,524	1,329,718	1,375,361	3.43%	5.11%
Prepaid Expenses	882,571	845,182	929,456	9.97%	5.31%
Tax Prepayments	1,262,385	589,948	1,199,301	103.29%	(5.00)%
Deferred Tax	1,760,653	1,750,097	1,736,610	(0.77)%	(1.37)%
Assets Held for Sale and Inventories, Net	707,661	666,361	714,091	7.16%	0.91%
Other Assets, Net	3,827,853	4,659,293	5,477,834	17.57%	43.10%
Total Assets	364,125,311	379,752,380	389,144,477	2.47%	6.87%
LIABILITIES AND EQUITY
LIABILITIES
Customer Deposits	246,104,535	264,413,956	271,721,894	2.76%	10.41%
Interbank Transfers	—	30,102	184,626	5.13%	1.00%
Derivative Financial Instruments	2,507,975	4,514,630	5,547,101	22.87%	121.18%
Financial Obligations	9,722,516	9,356,428	9,221,684	(1.44)%	(5.15)%
Issued Debt Securities	8,375,110	7,409,693	7,450,619	0.55%	(11.04)%
Lease Liabilities	1,327,190	1,325,039	1,374,906	3.76%	3.60%
Preferred Stock	541,340	583,477	540,767	(7.32)%	(0.11)%
Repos	1,256,114	676,047	2,009,400	1.97%	59.97%
Current Taxes	754,326	701,452	1,415,709	101.83%	87.68%
Deferred Tax, Net	1,167,184	2,903,375	2,825,966	(2.67)%	142.12%
Employee Benefits	941,180	947,610	932,353	(1.61)%	(0.94)%
Other Liabilities	11,562,426	11,478,253	15,100,918	31.56%	30.60%
Total Liabilities	322,436,276	338,756,746	351,528,206	3.77%	9.02%
EQUITY
Share Capital	480,914	480,914	480,914	—%	—%
Share Premium in share placement	4,857,454	4,857,491	4,857,491	—%	—%
Reserves	24,302,796	23,436,138	22,700,240	(3.14)%	(6.59)%
Retained earnings	5,299,318	7,196,657	4,890,838	(32.04)%	(7.71)%
Other accumulated comprehensive income, net of taxes	5,693,944	3,783,433	3,447,244	(8.89)%	(39.46)%
Equity attributable to the owners of the Parent Company	40,634,426	39,754,633	36,376,727	(8.50)%	(10.48)%
Non-controlling interest	1,054,609	1,241,001	1,239,544	(0.12)%	17.54%
Total Liabilities and Equity	364,125,311	379,752,380	389,144,477	2.47%	6.87%

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CONSOLIDATED INCOME STATEMENT	As of		Change As of	Quarter			Variation
(COP million)	1Q25	1Q26	1Q26 / 1Q25	1Q25	4Q25	1Q26	1Q26 / 4Q25	1Q26/ 1Q25
Interest income and expenses
Interest on loan portfolio and financial leasing operations
Commercial	3,619,273	3,585,760	(0.93)%	3,619,273	3,709,358	3,585,760	(3.33)%	(0.93)%
Consumer	1,838,507	2,212,026	20.32%	1,838,507	1,949,953	2,212,026	13.44%	20.32%
Microcredit	39,374	66,861	69.81%	39,374	63,168	66,861	5.85%	69.81%
Mortgage	941,920	1,070,416	13.64%	941,920	836,342	1,070,416	27.99%	13.64%
Leasing	791,570	843,253	6.53%	791,570	801,898	843,253	5.16%	6.53%
Total interest on loan portfolio and financial leasing operations	7,230,644	7,778,316	7.57%	7,230,644	7,360,719	7,778,316	5.67%	7.57%
Interest on debt instruments measured using the effective interest method	178,600	201,624	12.89%	178,600	181,597	201,624	11.03%	12.89%
Total interest income from financial instruments measured using the effective interest method	7,409,244	7,979,940	7.70%	7,409,244	7,542,316	7,979,940	5.80%	7.70%
Interbank funds sold	32,184	22,303	(30.70)%	32,184	27,339	22,303	(18.42)%	(30.70)%
Total valuation of financial instruments	330,909	250,877	(24.19)%	330,909	219,520	250,877	14.28%	(24.19)%
Total interest income and valuation of financial instruments	7,772,337	8,253,120	6.19%	7,772,337	7,789,175	8,253,120	5.96%	6.19%
Total interest expense	(3,024,405)	(3,070,694)	1.53%	(3,024,405)	(2,945,699)	(3,070,694)	4.24%	1.53%
Net interest margin and valuation of financial instruments before provision for loan portfolio impairment and financial leasing, off-balance sheet commitments, and other financial instruments	4,747,932	5,182,426	9.15%	4,747,932	4,843,476	5,182,426	7.00%	9.15%
Provision for loan portfolio impairment and financial leasing operations	(1,072,853)	(1,202,634)	12.10%	(1,072,853)	(1,462,686)	(1,202,634)	(17.78)%	12.10%
Provision for other financial instruments, net	(8,645)	(26,626)	207.99%	(8,645)	7,233	(26,626)	(468.12)%	207.99%
Total provisions and impairment of credit risk, net	(1,081,498)	(1,229,260)	13.66%	(1,081,498)	(1,455,453)	(1,229,260)	(15.54)%	13.66%
Net income from interest and valuations of financial instruments after provisions and impairment	3,666,434	3,953,166	7.82%	3,666,434	3,388,023	3,953,166	16.68%	7.82%
Total fee income	1,793,254	2,005,459	11.83%	1,793,254	2,220,504	2,005,459	(9.68)%	11.83%
Total fee expenses	(832,008)	(754,383)	(9.33)%	(832,008)	(958,573)	(754,383)	(21.30)%	(9.33)%
Total fee income, net	961,246	1,251,076	30.15%	961,246	1,261,931	1,251,076	(0.86)%	30.15%
Total other operating income	827,558	854,727	3.28%	827,558	1,098,870	854,727	(22.22)%	3.28%
Total Dividends and other net income from equity participation	135,882	130,810	(3.73)%	135,882	314,695	130,810	(58.43)%	(3.73)%
Total income Net	5,591,120	6,189,779	10.71%	5,591,120	6,063,519	6,189,779	2.08%	10.71%
Operating Expenses
Salaries and Employee Benefits	(1,410,199)	(1,553,820)	10.18%	(1,410,199)	(1,459,192)	(1,553,820)	6.48%	10.18%
Other Administrative and General Expenses	(1,250,522)	(1,445,572)	15.60%	(1,250,522)	(1,653,042)	(1,445,572)	(12.55)%	15.60%
Taxes Other Than Income Tax	(348,238)	(423,938)	21.74%	(348,238)	(383,651)	(423,938)	10.50%	21.74%
Wealth Tax	—	(374,045)	100.00%	—	—	(374,045)	100.00%	100.00%
Amortization, Depreciation, and Impairment	(241,813)	(247,042)	2.16%	(241,813)	(292,126)	(247,042)	(15.43)%	2.16%
Total Operating Expenses	(3,250,772)	(4,044,417)	24.41%	(3,250,772)	(3,788,011)	(4,044,417)	6.77%	24.41%
Profit from Continuing Operations Before Income Tax	2,340,348	2,145,362	(8.33)%	2,340,348	2,275,508	2,145,362	(5.72)%	(8.33)%
Income Tax from Continuing Operations	(667,752)	(709,536)	6.26%	(667,752)	(687,351)	(709,536)	3.23%	6.26%
Net Profit from Continuing Operations	1,672,596	1,435,826	(14.16)%	1,672,596	1,588,157	1,435,826	(9.59)%	(14.16)%
Net Profit from Discontinued Operations	92,179	50,053	(45.70)%	92,179	(3,396,503)	50,053	101.47%	(45.70)%
Net Profit	1,764,775	1,485,879	(15.80)%	1,764,775	(1,808,346)	1,485,879	182.17%	(15.80)%
Non-Controlling Interest	(27,111)	(28,768)	6.11%	(27,111)	(44,088)	(28,768)	(34.75)%	6.11%
Net Profit for the Year Attributable to Shareholders of the Parent Company	1,737,664	1,457,111	(16.15)%	1,737,664	(1,852,434)	1,457,111	178.66%	(16.15)%

22

1Q26
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: May 4, 2026	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

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